EXHIBIT (A)
MNC NEWS RELEASE
For Immediate Release — Thursday, 29th November 2007

MNC TO PURCHASE STAKE IN A	MNC AKAN BELI PERUSAHAAN
NASDAQ-LISTED COMPANY WITH MEDIA &	TERCATAT DI NASDAQ DENGAN BISNIS
ENTERTAINMENT OPERATIONS IN CHINA	MEDIA & ENTERTAINMENT DI CINA

Jakarta, 29 November 2007	Jakarta, 29 Nopember 2007

PT Media Nusantara Citra Tbk (or “MNC”) (JSX: MNCN) has entered into a definitive agreement with Linktone Ltd. (Nasdaq: LTON), under which MNC, through one of its wholly owned subsidiaries, will purchase not less than 51% of Linktone’s outstanding shares using a combination of a tender offer for existing American Depositary Shares (“ADSs”) and a subscription for newly issued ordinary shares. The price offered by MNC is US$0.38 per ordinary share (or US$3.80 per ADS), representing a 53.8% premium over Linktone’s closing price of US$2.47 per ADS on November 27, 2007.
PT Media Nusantara Citra Tbk (or “MNC”) (JSX: MNCN) telah menandatangani perjanjian dengan Linktone Ltd (Nasdaq: LTON), dimana MNC, melalui salah satu anak perusahaannya yang dimiliki penuh, akan membeli tidak kurang dari 51% total saham beredar di Linktone, dengan cara melakukan kombinasi daripada mekanisme tender offer dan pengeluaran saham baru di Linktone. Harga yang ditawarkan MNC adalah US$ 0,38 per saham (atau US$3,80 per American Depository Shares atau ADS), yang merupakan premium sebanyak 53,8% terhadap penutupan harga saham Linktone US$2,47 per ADS pada 27 Nopember 2007.

The tender offer will be to purchase up to 6.0MM ADSs, representing 60.0MM ordinary shares, or approximately 25% of the total shares outstanding. MNC will subscribe for up to 252.0MM ordinary shares but not less than 180.0MM ordinary shares, representing not less than 51% of total shares outstanding at the close of the subscription and tender offer. Again, both the tender offer and subscription have the same price of US$0.38 per ordinary share (or US$3.80 per ADS). The transaction is expected to close in the first quarter of 2008 and will be fully financed using MNC’s existing cash reserves.
Tender offer ini akan membeli 6 juta ADS, yang merupakan 60 juta saham, atau kurang lebih 25% dari total saham beredar. Setelah itu MNC akan membeli saham baru sampai setinggi-tingginya sejumlah 252 juta saham, tetapi tidak kurang dari 180 juta saham, sehingga total kepemilikan yang akan didapatkan tidak kurang dari 51% dari jumlah saham Linktone yang beredar. Baik tender offer maupun saham baru akan ditetapkan pada harga US$0,38 per saham (atau US$3,80 per ADS). Transaksi ini diharapkan untuk dapat diselesaikan dalam kuartal pertama tahun 2008 dan akan didanai sepenuhnya oleh kas MNC yang sudah ada.

Linktone, which is a Nasdaq-listed company, is a leading provider of interactive media and entertainment products and services to consumers in China. Linktone is currently an exclusive advertising agent and main content provider for Qinghai Satellite Television, which is a satellite TV channel that reaches 24 provinces in China with 276 million viewers
Linktone, yang merupakan perusahaan tercatat di Nasdaq, adalah penyedia layanan interaktif media dan produk hiburan kepada konsumen di Cina. Linktone juga adalah agen iklan eksklusif dan penyedia konten utama untuk Qinghai Satellite Television, yang merupakan TV Channel satelit yang memiliki jangkauan penyiaran di 24 provinsi di Cina dengan 276 juta pemirsa.

This transaction will set a major milestone for MNC’s regional expansion initiatives, allowing access to China’s large and growing media and entertainment market. According to third party sources, China’s advertising spending market is US$14.7 billion and is estimated to grow by more than 15% per year over the next several years, making it one of the world’s largest and the fastest growing advertising market in Asia.
Transaksi ini akan menjadi milestone utama untuk kegiatan ekspansi MNC ke regional, dan juga memberikan akses kepada MNC untuk berbisnis di Cina, yang merupakan pasar media dan hiburan yang sangat besar. Menurut sumber dari pihak ketiga, pasar iklan di Cina mencapai US$14,7 milyar dan diprediksi untuk tumbuh lebih dari 15% setiap tahunnya untuk beberapa tahun kedepan. Hal ini menjadikan Cina salah satu pasar iklan terbesar di dunia dan juga salah satu yang memiliki pertumbuhan tertinggi.

Mr. Hary Tanoesoedibjo, Group CEO of MNC said, “Linktone, as a strategic partner, represents a highly attractive value proposition for MNC, and MNC is committed to transforming Linktone into a leading, diversified regional media player for three key reasons. Firstly, we believe the Chinese media market has many similarities to emerging markets, such as Indonesia, in terms of the level of fragmentation, but more importantly, in terms of the enormous potential for development and growth. We have identified a number of areas where we can leverage our own experience and relationships to drive content and advertising sales, enabling Linktone to capture a leadership position in one of the most important media markets in the world. Secondly, Linktone’s advanced capabilities in mobile content provide a strong platform for MNC to establish a dominant position in the WVAS sector in Indonesia and an ability to expand into ‘new media’ market epan di bidang mobile opportunities throughout Asia. Finally, we believe that this partnership represents not only a compelling cross-media platform, but one of the first genuinely credible efforts to create a regional cross-media player in some of the most exciting markets in Asia.”
Menurut Hary Tanoesoedibjo, Group CEO MNC, “Linktone sebagai mitra strategis, menawarkan nilai tambah yang sangat signifikan bagi MNC, dan MNC berkomitmen untuk mentransformasi Linktone menjadi pemain media regional yang terdiversifikasi karena tiga hal utama. Pertama, kami percaya bahwa media market di Cina memiliki kesamaan dengan emerging market, seperti Indonesia, dalam hal fragmentasi, tetapi yang lebih penting, dalam hal potensi yang luar biasa untuk pengembangan dan pertumbuhan. Kami telah mengidentifikasi beberapa area dimana kami bisa menggunakan pengalaman dan relasi MNC untuk mencapai perbaikan kualitas kontent dan pertumbuhan penjualan iklan Linktone untuk mencapai posisi teratas di salah satu pasar media yang terpenting di dunia. Kedua, Linktone memiliki kapabilitas yang tinggi dan terd content yang dapat memberikan nilai tambah terhadap MNC untuk menciptakan posisi yang dominan di sektor Wireless Value Added Services (WVAS) di Indonesia dan meningkatkan kompetensi MNC untuk berekspansi ke “New Media” di Asia. Dan yang terakhir, kami percaya kemitraan strategis ini bukan hanya merupakan sebuah cross-media platform yang menarik, tetapi juga merupakan salah satu dari usaha-usaha yang dilakukan sungguh-sungguh untuk menciptakan pemain cross-media regional di salah satu pasar yang paling menarik di Asia”.

Mr. Michael Li, Chief Executive Officer of Linktone commented, “This strategic transaction represents a milestone in our Company’s development. The increases to our cash balances will enable aggressive execution and implementation of our cross media strategy. Together, our companies will have a major opportunity to pursue advertising and WVAS cross selling initiatives both in China and other Asian geographies. MNC has built a strong integrated media platform, and Linktone’s distribution channels and its wireless customer base offer a key go-to-market platform for MNC.”
Michael Li, Chief Executive Officer Lintkone mengatakan, “transaksi strategis ini merupakan milestone bagi pengembangan perusahaan kami. Peningkatan dana kas kami akan memberikan kemampuan eksekusi yang aggresif dan implementasi daripada strategi cross media kami. Bersama-sama dengan MNC, kami akan menempuh aksi-aksi ekspansi dalam industri iklan dan WVAS, baik di Cina maupun di negara-negara Asia lainnya. MNC telah memiliki struktur media yang terintegrasi, dan jaringan distribusi Linktone serta basis pelanggan layanan wireless-nya dapat menjadi titik masuk pasar yang baik bagi MNC. “

NOTICE TO INVESTORS:
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of Linktone described in this announcement has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.
The offer documents required under U.S. laws, including Linktone’s recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of Linktone at no expense to them on the SEC’s website (http://www.sec.gov).

For more information, please contact:

Media contact:	Investor contact:	PT Media Nusantara Citra Tbk
Gilang Iskandar	David Fernando Audy	Menara Kebon Sirih, 28th floor
Corporate Secretary	Head of Investor Relations	Jl. Kebon Sirih Kav 17-19
gilang.iskandar@mncgroup.com	david.audy@mncgroup.com	Jakarta 10340
Phone: 62-21 3909211; 3900310
Fax : 62-21 3909174
ABOUT PT MEDIA NUSANTARA CITRA TBK
MNC is the largest and only integrated media company in Indonesia with operations encompassing content production, content distribution, nationwide free-to-air television networks, 24-hour program TV channels, newspaper, tabloid, radio networks and online media. MNC has the largest content library in Indonesia, comprising 63,000 hours of entertainment and news content, which is increasing by more than 10,000 hours yearly. These contents are being accumulated from in-house production, outsourcing and the operations of our multi-media platforms.
ABOUT LINKTONE LTD
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners’ cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
For more information on Linktone Ltd, please visit www.linktone.com, or contact Edward Liu at Edward.liu@linktone.com.